CONTACT:    Ranger Industries, Inc.
            Charles G. Masters 727-381-4904


For Immediate Release
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    Ranger Industries, Inc. Announces Preliminary Results of Tender Offer by
    Bumgarner Enterprises, Inc. to Purchase up to 4,225,000 Shares of Ranger
      Common Stock and Closing of Merger with Bumgarner Enterprises, Inc.

NEW YORK, February 7, 2001 RANGER INDUSTRIES, INC. (OTC: RNGR) today announced the preliminary results of the tender offer by Bumgarner Enterprises, Inc. ("Bumgarner") to purchase up to 4,225,000 shares of Ranger common stock, which expired at 12:00 midnight, New York City time, on Monday, February 5, 2001.

Based on a preliminary count by the depositary for the tender offer, 4,601,720 shares of common stock, representing approximately 87.18% of the company's outstanding shares, were properly tendered and not properly withdrawn prior to expiration of the offer, 4,225,000 of which Bumgarner expects to purchase at the offer price of $2.00 per share.

Ranger has been informed by the depositary that the preliminary proration factor for the offer was approximately 8.19%, but the final results of the proration may not be available for several days. The determination of the actual proration factor is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted in the tender offer and the return of shares not accepted for purchase will be made by the depositary promptly following its determination of the final results of the proration.

Bumgarner commenced the tender offer on December 29, 2000, when it offered to purchase up to 4,225,000 shares of Ranger's common stock at a price of $2.00 per share net to the seller in cash, without interest.

Ranger also announced the completion of the previously announced merger of Bumgarner with a recently formed subsidiary of Ranger, pursuant to which Bumgarner has become a wholly-owned subsidiary of Ranger and Ranger has issued 14,720,000 shares of common stock to Bumgarner stockholders. In connection with the completion of the merger, all directors of Ranger resigned and Charles G. Masters, Robert Sherman Jent and Henry C. Shults, Jr. were elected as directors of Ranger. Charles G. Masters was appointed as the new chief executive officer of Ranger, replacing Morton E. Handel, who resigned.

Charles G. Masters, the new president of Ranger, said: "We are pleased to have completed the merger between Bumgarner and Ranger. We look forward to commencing the drilling of our wells and our participation with Ranger and its shareholders, in the oil and gas industry."